UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934* (Rule 13d-102)

(Amendment No. 2)

Sagent Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
786692103
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,015,769
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,015,769
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,015,769
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.2%
12	TYPE OF REPORTING PERSON		OO

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES FUND V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,980,785
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,980,785
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,980,785
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.1%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES V AFFILIATES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	34,984
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	34,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		34,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	5	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	3,483,968
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,483,968
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,483,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.6%
12	TYPE OF REPORTING PERSON OO		OO

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES FUND VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,458,631
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,458,631
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,458,631
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		10.5%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 786692103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VIVO VENTURES VI AFFILIATES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
	5	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	25,337
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	25,337
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		25,337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.1%
12	TYPE OF REPORTING PERSON		PN

CUSIP No. 786692103

Item 1(a).	Name of Issuer:
Sagent Pharmaceuticals, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1901 N. Roselle Road, Suite 700, Schaumburg, Illinois 60195
Item 2(a).	Name of Person Filing:
This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:
(i)
Vivo Ventures V, LLC, a Delaware limited liability company (“Vivo V”), as general partner of Vivo Ventures Fund V, L.P. (“VV Fund V”) and Vivo Ventures V Affiliates Fund, L.P. (“Affiliates Fund V”), with respect to shares held by VV Fund V and Affiliates Fund V;

(ii) Vivo Ventures Fund V, L.P., a Delaware limited partnership, with respect to shares held by it;
(iii) Vivo Ventures V Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it;
(iv)
Vivo Ventures VI, LLC, a Delaware limited liability company (“Vivo VI”), as general partner of Vivo Ventures Fund VI, L.P. (“VV Fund VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Affiliates Fund VI”), with respect to shares held by VV Fund VI and Affiliates Fund VI;

(v) Vivo Ventures Fund VI, L.P., a Delaware limited partnership, with respect to shares held by it; and
(vi) Vivo Ventures VI Affiliates Fund, L.P., a Delaware limited partnership, with respect to shares held by it.
The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”
Item 2(b).	Address of Principal Business Office or, if none, Residence: 575 High Street, Suite 201, Palo Alto, CA 94301

CUSIP No. 786692103

Item 2(c).	Citizenship:
Vivo Ventures V, LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo Ventures Fund V, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures V Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures VI, LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo Ventures Fund VI, L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo Ventures VI Affiliates Fund, L.P. is a limited partnership organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number: 786692103
Item 3.	Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount Beneficially Owned:

Vivo V. Vivo V is the general partner of VV Fund V and Affiliates Fund V. Accordingly, Vivo V may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund V and Affiliates Fund V. As of the date of this filing, VV Fund V and Affiliates Fund V beneficially own 2,980,785 and 34,984 shares of Common Stock, respectively.

Vivo VI. Vivo VI is the general partner of both VV Fund VI and Affiliates Fund VI. Accordingly, Vivo VI may be deemed to have indirect beneficial ownership of shares of the Issuer directly owned by VV Fund VI and Affiliates Fund VI. As of the date of this filing, VV Fund VI and Affiliates Fund VI beneficially own 3,458,631 and 25,337 shares of Common Stock, respectively.

Each of the Reporting Persons disclaims beneficial ownership of such securities except to the extent of such Reporting Person's pecuniary interest in such securities.

CUSIP No. 786692103

(b)	Percent of Class:

Reporting Person	Percent
Vivo Ventures V, LLC	9.2%
Vivo Ventures Fund V, L.P.	9.1%
Vivo Ventures V Affiliates Fund, L.P.	0.1%
Vivo Ventures VI, LLC	10.6%
Vivo Ventures Fund VI, L.P.	10.5%
Vivo Ventures VI Affiliates Fund, L.P.	0.1%

The foregoing percentages are calculated based on 32,787,344 shares of Common Stock outstanding as of October 30, 2015 as reported in the Issuer’s Form 10-Q filed on November 3, 2015.
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
Not applicable.
(ii)	shared power to vote or to direct the vote:

Reporting Person	Shares
Vivo Ventures V, LLC	3,015,769
Vivo Ventures Fund V, L.P.	2,980,785
Vivo Ventures V Affiliates Fund, L.P.	34,984
Vivo Ventures VI, LLC	3,483,968
Vivo Ventures Fund VI, L.P.	3,458,631
Vivo Ventures VI Affiliates Fund, L.P.	25,337

(iii)	sole power to dispose or to direct the disposition of:
Not applicable.
(iv)	shared power to dispose or to direct the disposition of:

Reporting Person	Shares
Vivo Ventures V, LLC	3,015,769
Vivo Ventures Fund V, L.P.	2,980,785
Vivo Ventures V Affiliates Fund, L.P.	34,984
Vivo Ventures VI, LLC	3,483,968
Vivo Ventures Fund VI, L.P.	3,458,631
Vivo Ventures VI Affiliates Fund, L.P.	25,337

CUSIP No. 786692103

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2 and 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 786692103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2016

VIVO VENTURES V, LLC
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES FUND V, L.P.
By:	Vivo Ventures V, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES V AFFILIATES FUND, L.P.
By:	Vivo Ventures V, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES VI, LLC
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

CUSIP No. 786692103

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement

CUSIP No. 786692103

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Sagent Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 27, 2016.

VIVO VENTURES V, LLC
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES FUND V, L.P.
By:	Vivo Ventures V, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES V AFFILIATES FUND, L.P.
By:	Vivo Ventures V, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES VI, LLC
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES FUND VI, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO VENTURES VI AFFILIATES FUND, L.P.
By:	Vivo Ventures VI, LLC, its general partner
By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member